DuraVest, Inc.
                             37 Prince Arthur Avenue
                                    Suite 300
                            Toronto, Ontario. M5R 1B2
                                     Canada

                             Telephone: 4l6-961-l409
                             Facsimile: 4l6-489-3013






March 18, 2005


US Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-0306


Attention: Mr. David Burton, Accountant


     Re:  DuraVest, Inc.
          Amendment No. 1 to Form 8-K for
          Date of February 23, 2005, and
          Filed February 25, 2005, File No. 0-27489


Gentlemen:

Further reference is made to the letter of comments dated March 6, 2005 ("Comment Letter") on the above filing.

This letter constitutes the supplemental response to the Comment Letter by DuraVest, Inc. ("Registrant") described in the first and third full paragraphs on page 2 thereof.

In connection with responding to the Comment Letter in Amendment No. 1 to the Form 8-K, the Registrant hereby acknowledges that:

     - the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filing; and

     - the Registrant may not assert staff comments as a defense in any proceeding initialed by the Commission or any person under the federal securities laws of the United States.

Also please be advised that if you wish you may contact our corporate counsel directly with respect to any issues regarding any of the Registrant's filings. His name and contact information is:

Mr. Gilbert L. McSwain
Attorney at Law
300 South Jackson Street
Suite 100
Denver, Colorado. 80209

Telephone: 303-398-7067
Facsimile: 303-398-7001

Yours very truly,

DURAVEST, INC.


/s/ Patti Cooke
Patti Cooke
President